Exhibit 9

September 8, 2026

VIA EMAIL

Evogene Ltd.

13 Gad Feinstein Street

Park Rehovot, Rehovot

7638517, Israel

Attention:

Mr. Nir Nimrodi, Chairman of the Board of Directors

Mr. Ofer Haviv, President, Chief Executive Officer and Director

Mr. Nimrodi and Mr. Haviv:

Re: Evogene – Special Tender Offer

We were surprised and disappointed from the manner in which the Board of Directors of Evogene Ltd. (the “Company”) conducted the Company’s annual meeting of shareholders and to the circumstances surrounding that meeting. We believe that the Company acted in violation of, among other things, applicable law and its internal policies, and failed to conduct itself in a manner that was fair and transparent to its shareholders. We hereby reserve all rights to challenge the validity of the resolution relating to the election of the Board of Directors, including on the basis of the foregoing.

We are considering our next steps and are reserving our rights in all respects.

Without derogating from the foregoing, the undersigned hereby notify you that they, acting individually or jointly, intend to commence, within the next few days, a special tender offer (the “Special Tender Offer” or the “Offer”) pursuant to Section 328 of the Israeli Companies Law, 5759-1999 (the “Companies Law”). The Offer will be for such number of ordinary shares of the Company (the “Ordinary Shares”) as shall result in the undersigned holding, in the aggregate, not less than 25% of the outstanding voting rights in the Company upon successful consummation of the Offer. The Offer Price is expected to be not less than USD $0.55 per Ordinary Share. Formal offer documents, including the full terms and conditions of the Special Tender Offer, will be published and filed in accordance with applicable law and regulations. The undersigned reserve the right to amend, modify, or withdraw the Special Tender Offer at any time prior to its commencement, subject to applicable law.

In order to calculate the number of shares subject to the Offer you are required to provide to the undersigned the number of outstanding shares of the Company as of the most practical date by no later than tomorrow at 5 pm Israel time.

The undersigned hereby put the Company, its Board of Directors, and its officers on formal notice of their fiduciary duties and statutory obligations in connection with the Special Tender Offer, including those imposed under Section 330 of the Companies Law.

Any statements in this letter regarding the anticipated timing, terms, or structure of the Special Tender Offer are forward-looking in nature and subject to applicable legal, regulatory, and other requirements. The undersigned undertake no obligation to update any such statements except as required by applicable law.

Sincerely,

/s/ Kfir Silberman	/s/ Eli Zamir
L.I.A Pure Capital Ltd.	Invest-Pro – Shukai Hon Ltd.
Name: Kfir Silberman	Name: Eli Zamir
Title: CEO	Title: Director